Exhibit 99.1

Enthusiast Gaming Appoints Nicole Musicco to Board of Directors

TORONTO, Dec. 06, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, is pleased to announce the appointment of Nicole Musicco to its Board of Directors (the “Board”), effective immediately.

Nicole is a Partner at RedBird Capital Partners (“RedBird”), a private investment firm with $5 billion in assets under management, focused on building high-growth companies in sports, TMT, financial services, and consumer sectors. At RedBird, Nicole leads the Canadian investments business, as well as Diversity & Inclusion initiatives firm-wide.

“Nicole Musicco is a terrific addition to the Board of Enthusiast Gaming, where her extensive international experience will help to move us forward on our mission to build the world’s largest platform of communities for gamers and esports fans,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “Nicole’s background with high-growth companies, along with her experience in online sports betting, will add significant value to Enthusiast Gaming, especially in new areas of growth. Nicole’s passion for what we are building will play a critical role in helping guide the Company towards achieving its growth objectives.”

“Enthusiast Gaming has developed an exciting flywheel of gaming media and esports assets, and expertise in Gen Z engagement, leaving the company in a unique position to capitalize on a massive global opportunity,” said Nicole Musicco. “I am excited to leverage my expertise in global technology industries, and my own experience in global leadership roles as we continue to build and grow Enthusiast’s position as a leader in the marketplace.”

About Nicole Musicco

Nicole is a Partner at RedBird Capital Partners and currently serves as a member of the board of Playmaker, a digital sports media company. Prior to joining RedBird, Nicole served for over a decade as a senior leader at Ontario Teachers’ Pension Plan, in portfolios including Managing Director, Teachers’ Private Capital, and Regional Managing Director, Asia Pacific, a role in which she established Teachers’ office in Hong Kong, leading all investment activities in the region, and Senior Managing Director, Public Equities.

Prior to Ontario Teachers’, Nicole was Senior Managing Director, Private Markets at Investment Management Corporation of Ontario, where she was responsible for the $20 billion investment program across Private Equity, Infrastructure, and Real Estate. Nicole is a graduate of the MBA and HBA programs at the Ivey School of Business at Western University, and holds a B.Sc in Kinesiology from Western University.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Ashley Stanhope, Provident Communications
ashley@providentcomms.com

416-303-1498

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the value of Ms. Musicco’s experience to the Company.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.